July 6, 2016

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Manitoba Securities Commission
Suite 500 – 400 St. Mary Avenue
Winnipeg, MB
R3C 4K5

Alberta Securities Commission
600, 250 – 5th Street S.W.
Calgary, AB
T2P 0R4

Service NL
P.O. Box 8700
St. John's, NL
A1B 4J6

New Brunswick Securities Commission
85 Charlotte Street, Suite 300
Saint John, NB
E2L 2J2

Ontario Securities Commission
20 Queen Street West, 19th Floor, Box 55
Toronto Ontario
M5H 3S8

TSX Venture Exchange
P.O. Box 11633
Suite 2700 – 650 West Georgia Street
Vancouver, BC
V6B 4N9

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS
B3J 3J9

Saskatchewan Financial Services Commission
Suite 601, 1919 Saskatchewan Drive
Regina, Saskatchewan
S4P 4H2

PEI Office of the Superintendent of Securities
Consumer, Corporate and Insurance Services Division
Department of Justice and Public Safety
P.O. Box 2000
Charlottetown, PE
C1A 7N8

Dear Sirs / Mesdames:

Re: Jet Metal Corp.

We refer to the Management Information Circular of Jet Metal Corp. (the "Company") dated June 17, 2016 relating to the proposed change of business.

We consent to being named and to the use, through incorporation by reference in the above-mentioned Management Information Circular, of our report dated August 21, 2015 to the shareholders of the Company on the following financial statements:

> Consolidated statements of financial position as at April 30, 2015 and 2014;
>
> Consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended April 30, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

We also consent to being named and to the use, through incorporation by reference in the above mentioned Management Information Circular, of our report dated August 22, 2014 to the shareholders of the Company on the following financial statements:

> Consolidated statements of financial position as at April 30, 2014 and 2013.
>
> Consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years ended April 30, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

We report that we have read the Management Information Circular and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements. We have complied with Canadian generally accepted standards for an auditor's consent to the use of a report of the auditor included in an offering document, which does not constitute an audit or review of the Management Information Circular as these terms are described in the CPA Canada Handbook – Assurance.

Yours very truly,

"DAVIDSON & COMPANY LLP"

DAVIDSON & COMPANY LLP
Chartered Professional Accountants